

02007472

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY Clearing Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 E. Kilbourn Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aldo Bonfiglio (414) 225-4800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

111 E. Kilbourn Avenue	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief the accompanying statement of financial condition and supplemental information pertaining to the firm of BNY Clearing Services LLC, as of December 31, 2001, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.

Signature

Aldo Bonfiglio Chief Financial Officer
Title

Signature

Craig M. Black Executive Vice President
Title



Notary Public

NOTARY PUBLIC
DOREEN PETROVIC
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) Independent Auditors' Supplementary Report on Internal Control.
- ☑ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☑ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



■ Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

■ Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

The Members of
BNY Clearing Services LLC

We have audited the accompanying statement of financial condition of BNY Clearing Services LLC (the Company) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Clearing Services LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects.

Ernst & Young LLP

Milwaukee, WI
February 22, 2002

BNY Clearing Services LLC

Statement of Financial Condition
(In Thousands)

December 31, 2001

Assets	
Cash	$ 8,147
Securities segregated under federal regulations	188,000
Deposits with clearing organizations (cash of $13,087 and U.S. government securities with a market value of $12,545)	25,632
Receivables from:	
Brokers, dealers, and clearing organizations	760,707
Customers	627,482
Affiliates	3,184
Others	80,124
Securities borrowed	214,184
Securities purchased under agreements to resell	13,678
Fixed assets, at cost, net of accumulated depreciation and amortization of $15,493	10,796
Goodwill, net of accumulated amortization of $10,089	134,087
Other assets	17,381
Total assets	$2,083,402
Liabilities and members' capital	
Liabilities:	
Cash overdrafts	$ 19,168
Bank loans payable	222,787
Payables to:	
Brokers, dealers, and clearing organizations	810,732
Customers	513,533
Affiliates	23,650
Others	17,214
Securities loaned	82,123
Accounts payable, accrued expenses, and other liabilities	108,181
	1,797,388
Subordinated borrowings	180,000
Members' capital	106,014
Total liabilities and members' capital	$2,083,402

See accompanying notes.

BNY Clearing Services LLC

Notes to Statement of Financial Condition
(In Thousands)

1. Organization and Nature of Business

BNY Clearing Services LLC (the Company) is a limited liability company organized under the laws of the State of Delaware. The Company is 99% owned by BNY Clearing Services Holding Company and 1% owned by 1 Wall Street, both wholly owned subsidiaries of The Bank of New York (BNY). Until January 31, 2001, First Union Securities, Inc. (FUSI) owned a minority (20%) member interest in the Company. On January 31, 2001, BNY acquired the minority interest of FUSI.

The Company is registered as both a securities broker-dealer with the Securities and Exchange Commission and a futures commission merchant with the Commodity Futures Trading Commission. The Company is a member of the New York Stock Exchange and other listed exchanges. The Company provides securities execution and clearing services on a fully disclosed basis for correspondent broker-dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Securities Segregated Under Federal Regulations

Securities purchased under agreements to resell (resale agreements) of $127,000 are segregated in a reserve bank account with BNY for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Resale agreements of $61,000 are segregated in a reserve bank account with BNY, in accordance with the Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade-date basis.

2. Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold, as specified in the respective agreements, plus accrued interest. In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate. At December 31, 2001, outstanding agreements represented overnight investments with a limited number of financial institutions.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. At December 31, 2001, securities received as collateral where the Company was permitted to sell or repledge the securities was approximately $504,168. At December 31, 2001, the Company obtained securities that it repledged under such terms with a fair value of $78,665, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice. In addition, $35,084 of customer securities have been pledged to the Options Clearing Corporation as collateral for customer options activities.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation on fixed assets is recorded on a straight-line basis over the estimated useful lives of the assets, generally 4 to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the economic life of the assets.

Goodwill

Goodwill is amortized on a straight-line basis over 20 years. The carrying amount of goodwill is reviewed to determine if any impairment exists. If this review indicates that the goodwill is not recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced for the estimated shortfall of the discounted cash flows as compared to the carrying value.

Income Taxes

The Company is treated as a partnership under the Internal Revenue Code. The Company's taxable income or loss is allocable to the members of the Company, who are responsible for reporting the taxes thereon.

3. Recent Accounting Pronouncements

In September 2000, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (Statement No. 140) that replaces, in its entirety, Statement No. 125. Although Statement No. 140 has changed many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The Company adopted this Statement on January 1, 2001. The application of the new rules did not have a material impact on the Company's financial statements.

3. Recent Accounting Pronouncements (continued)

On June 29, 2001, the FASB approved the issuance of Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141). Statement 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Statement 141 also changes the criteria to recognize intangible assets separate from goodwill. The requirements of FAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

On June 29, 2001, the FASB also approved the issuance of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Statement 142 superseded certain provisions of APB Opinion No. 17, "Intangible Assets." Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, for which Statement 142 does not impose a limit. The Company will apply the new rules on accounting for goodwill and other intangibles beginning January 1, 2002. During 2002, the Company will perform the required impairment tests of goodwill.

4. Fixed Assets

At December 31, 2001, fixed assets consist of the following (in thousands of dollars):

Leasehold improvements	$ 3,433
Data processing and communications equipment	16,087
Furniture and fixtures	6,769
	26,289
Accumulated depreciation	(15,493)
Fixed assets, net	$10,796

5. Bank Loans Payable

At December 31, 2001, the Company had a $222,787 loan with BNY. The loan is a short-term borrowing, drawn against a $500,000 unsecured line-of-credit agreement, principally to finance purchases of securities by customers on margin. Interest on such borrowing is based on the federal funds rate plus .25% (1.5% at December 31, 2001).

(In Thousands)

6. Subordinated Borrowings

The Company has a $180,000 subordinated borrowing agreement with BNY. The borrowings are subordinated to the claims of all other creditors of the Company. These borrowings are covered by a subordination agreement approved by the designated regulatory organizations and are available in computing net capital pursuant to the uniform net capital rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. These borrowings are due on June 30, 2005 and bear interest at an annual rate, adjusted monthly, based on LIBOR plus 1.50% (3.51% at December 31, 2001).

7. Defined-Contribution Plan

Employees of the Company participate in the Employees' Incentive Savings Plan of The Bank of New York, Inc. (the 401(k) Plan), maintained by BNY, to provide employees with an opportunity to accumulate funds for retirement. Participants are eligible to make pretax contributions to the 401(k) Plan and share in employer contributions.

8. Commitments and Contingencies

The Company leases certain office space and equipment under noncancelable operating leases. Future minimum payments under these noncancelable leases at December 31, 2001, are as follows:

Year ending December 31	
2002	**$2,559**
2003	**1,753**
2004	**23**
Total	**$4,335**

(In Thousands)

8. Commitments and Contingencies (continued)

The Company has a $50,000 unsecured letter of credit arrangement issued by BNY to facilitate the clearance of security transactions through the EuroClear System. Such letter of credit is generally for a period of three months. The Company pays commitment fees on the letter of credit at an annual rate of .25%. At December 31, 2001, the Company has no outstanding balances under this agreement.

In the normal course of business, the Company has been named as a defendant in lawsuits incidental to its securities businesses. At December 31, 2001, in the opinion of management, after consultation with counsel, no matters existed whose disposition would have a material adverse effect on the Company's financial position.

9. Transactions and Balances with Affiliates

During the year ended December 31, 2001, the Company paid fees to BNY for administrative and support services. The Company also provides clearing services to two wholly owned broker-dealers of BNY. The Company has approximately $2,305 in operating accounts with affiliated organizations.

10. Financial Instruments

Fair Value

The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Customer receivables, primarily consisting of floating-rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made within the industry. Securities borrowed/loaned, resale agreements and loans payable to banks are carried at contract amount plus accrued interest or at the amount of cash collateral advanced or received, which approximates fair value due to their highly liquid nature and short maturity. Subordinated borrowings are stated at contract amount, which approximates fair value. The Company's remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

10. Financial Instruments (continued)

Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and the writing of option contracts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange, and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions when necessary. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin is not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer securities transactions on a settlement date basis, which is generally three business days after the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The Company believes that the settlement of these transactions and any losses that might result therefrom will not have a material effect on the Company's statement of financial condition or results of operations.

10. Financial Instruments (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges.

In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures. Additionally, the Company has established credit limits for such activities and monitors compliance on a daily basis.

11. Acquisitions

Effective January 1, 2001, the Company acquired Schroder & Co., Inc., a registered securities broker-dealer, for approximately $270,000. The acquisition was a stock purchase and has been accounted for by the purchase method. The results of operations for the full year have been included in the Company's financial statements. Substantially all of the purchase price was financed through arrangements with BNY.

The excess of the purchase price over the fair value of the net identifiable assets acquired for the acquisition of approximately $86,849 has been recorded as goodwill.

12. Net Capital Requirements

As a registered securities broker-dealer and futures commission merchant, the Company is subject to the net capital rules administered by Securities and Exchange Commission and the New York Stock Exchange (the Exchange). The Company has elected to use the alternative method of computing net capital requirements provided for in SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate customer-related debit items, as defined.

(In Thousands)

12. Net Capital Requirements (continued)

At December 31, 2001, the Company's regulatory net capital of approximately $84,831 was approximately $66,890 in excess of its required net capital. Advances to affiliates, repayments of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the Company had a reserve requirement of $36,581 and had $61,000 of resale agreements on deposit in a Reserve Bank Account as a result of the PAIB calculation.

13. Subsequent Event

On December 28, 2001, the Company entered into an asset purchase agreement to acquire certain correspondent clearing accounts of Weiss, Peck & Greer, a registered securities broker-dealer, with net credit balances of $122,412. It is anticipated that the transaction will close on April 8, 2002.

Supplemental Information

BNY Clearing Services LLC

Reconciliation of Net Capital
(In Thousands)

December 31, 2001

Net capital		
Members' capital		$106,014
Subordinated borrowings		180,000
Total capital		286,014
Nonallowable assets and deductions and/or charges:		
Nonallowable assets:		
Goodwill, net	$134,087	
Memberships in exchanges	7,308	
Fixed assets, net	10,796	
Receivables from broker, dealer, and clearing organization	3,295	
Receivable from customer	913	
Receivable from others	7,337	
Other	10,227	
Total nonallowable assets	173,963	
Additional charges for customers' and noncustomers' securities and commodities accounts	276	
Aged fails-to-deliver (347 items)	12,813	
Other deductions and/or charges	14,085	
Total deductions and/or charges		201,137
Net capital before haircuts on securities positions		84,877
Haircuts on securities (U.S. Governments)		46
Net capital		$ 84,831
Computation of alternative net capital requirement		
2% of combined aggregate debit items shown in formula for reserve requirements pursuant to Rule 15c3-3 (or $1,500 if greater)		$ 17,941
Excess net capital		$ 66,890
Percentage of net capital to combined aggregate debit items		9.46%
Net capital in excess of:		
4% of combined aggregate debit items		$ 48,949
5% of combined aggregate debit items		$ 39,979
Net capital per unaudited FOCUS Part IIA Report filed by the Company as of December 31, 2001		$ 76,055
Adjustments:		
Reduction in haircut on repurchase agreements		8,776
Net capital per audited FOCUS Part IIA Report		$ 84,831

BNY Clearing Services LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

(In Thousands)

December 31, 2001

Credit balances:	
Free credit balances and other credit balances in customers' security accounts (including checks drawn in excess of bank balances of $18,972)	$613,678
Monies borrowed collateralized by securities carried for the accounts of customers	1,501
Monies payable against customers' securities loaned	68,306
Customers' securities failed to receive	230,365
Credit balances in firm accounts which are attributable to principal sales to customers	90
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	937
Market value of short securities and credits in all suspense accounts over 30 calendar days	7,273
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	432
Other	34,394
Total credit items	956,976
Debit balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and doubtful of collection	658,376
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	87,588
Failed to deliver of customers' securities not older than 30 calendar days	118,052
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	31,536
Other	1,494
Aggregate debit items	897,046
Less 3% of aggregate debit items	26,911
Total debit balances	870,135
Reserve computation – excess of total credits over total debits	$ 86,841
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	$127,000

There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited December 31, 2001 Part II FOCUS filing.

BNY Clearing Services LLC

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
(In Thousands)

December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

Number of items – 0	$ –

2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3:

Number of items – 3	$47

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

Yes _______ No _______ See Note

Note: See Independent Auditors' Supplementary Report on Internal Control.

BNY Clearing Services LLC

Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act

December 31, 2001

For the year ended December 31, 2001, BNY Clearing Services LLC did not engage in any business as a futures commission merchant; therefore it did not hold any deposits for customers or non-customers.

Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act

For the year ended December 31, 2001, BNY Clearing Services LLC did not engage in any business as a futures commission merchant; therefore it did not hold any deposits for customers or non-customers.

Statement of Financial Condition and Supplemental Information

BNY Clearing Services LLC

Year ended December 31, 2001
with Report of Independent Auditors